Exhibit 1

ASX

Release

22 May 2017

S&P CHANGES AUSTRALIA’S BANKING INDUSTRY COUNTRY RISK ASSESSMENT

Today S&P Global Ratings (S&P) affirmed the issuer credit ratings on the four major Australian banks, including Westpac.

In that announcement S&P said that it had lowered the stand alone credit profiles (SACP) of 23 financial institutions in Australia (including Westpac) by one notch.

As a result, S&P has lowered Westpac Banking Corporation’s SACP to “a-” from “a”, and affirmed Westpac’s issuer credit rating at AA- long term and A-1 + short term. The outlook on Westpac’s long term rating remains “negative”.

S&P’s credit ratings on Westpac’s outstanding Additional Tier 1 capital and Tier 2 capital instruments have been reduced by one notch. Ratings now are:

•      Senior debt: unchanged at AA- (“negative” outlook)

•      Basel II Tier 2 subordinated instruments: BBB+

•      Basel III Tier 2 subordinated instruments: BBB

•      Basel III Additional Tier 1 instruments: BB+

The reduction in the SACP of Australian financial institutions was due to S&P changing its Banking Industry Country Risk Assessment (BICRA) for Australia. S&P changed Australia’s BICRA to “3” from “2” due to a view that there had been a build-up of economic imbalances. The BICRA is S&P’s assessment of the industry and economic risk of an individual country which anchors the creditworthiness of a bank in its operating environment. The BICRA scores range from 1 (low risk) to 10 (highest risk).

In explaining its decision, S&P stated that:

“In our opinion, economic imbalances in Australia have increased due to strong growth in private sector debt and residential property prices in the past four years, notwithstanding some signs of moderation in growth in recent weeks. Consequently, we believe financial institutions operating in Australia now face an increased risk of a sharp correction in property prices and, if that were to occur, a significant rise in credit losses.

Despite increased downside risks, in our base case we expect that recent and possible further actions by the Australian authorities should aid in an unwinding of the imbalances in an orderly fashion.”

Ends.

For Further Information

David Lording Head of Media Relations T. 02 8219 8512 M. 0419 683 411	Andrew Bowden Head of Investor Relations T. 02 8253 4008 M. 0438 284 863

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